PE
3-1-02

02020448

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002.

Serono S.A.
(Registrant's Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland
(Address of Principal Executive Offices)

1-15096
(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

serono

Media Release

FOR IMMEDIATE RELEASE

SERONO'S REBIF® LAUNCHED TODAY IN US

Newly released 48-week data show that 24-week treatment effect is maintained

Rockland, MA, March 11, 2002—Serono, S.A. (SWX Swiss Exchange: SEO and NYSE: SRA) today announced the launch of Rebif® (interferon beta-1a) in the US. The US Food and Drug Administration (FDA) approved Rebif® for the treatment of patients with relapsing forms of multiple sclerosis to decrease the frequency of relapses and delay the accumulation of physical disability on March 7, 2002.[1]

"Rebif is now available in the US," said Ernesto Bertarelli, Chief Executive Officer of Serono. "Physicians can begin to prescribe Rebif® today."

Additional information on Rebif®, including 48-week EVIDENCE data, on FDA website

On Friday, March 8, 2002, the FDA released additional information related to the approval of the Rebif® Biologics License Application on its website at www.fda.gov/cber/products/ifnbser030702.htm. The FDA concluded that Rebif® is more effective than, and provides a significant therapeutic advantage over, Avonex® at 24 weeks.

Approximately 75% of the patients in the EVIDENCE study who received Rebif® did not have a relapse, compared to 63% of patients in the study who received Avonex®. This reflects a 32% relative reduction in the proportion of Rebif® patients who experienced relapses during the initial 24-week study period. Such a difference is important since relapses, which can include paralysis, loss of vision and other symptoms, can substantially lower the quality of a patient's life for weeks or months.

The FDA also released 48-week data from the EVIDENCE study provided by Serono during the FDA's review of Rebif®. The FDA observed that the treatment effect of Rebif at 24 weeks is maintained at 48 weeks. Of patients treated with

[1] See Rebif® full prescribing information at www.rebif.com.

Rebif® during the 48 weeks of observation, 62% remained free of relapses, as compared with 52% of those treated with Avonex® (p=0.006).

Most commonly reported side effects with Rebif® are injection site disorders, flu-like symptoms, abdominal pain, depression, elevation of liver enzymes and blood cell abnormalities.

People living in the US with relapsing forms of MS can find more information about Rebif® in the full prescribing information, online at www.rebif.com or by calling MS LifeLines at 1-877-44 REBIF. Patients should be instructed to read the Medication Guide accompanying the product.

Conference Call and Webcast

Serono will hold a conference call on Monday, March 11, 2002, from 10:30 to 11:30 am Eastern Standard Time (4:30 to 5:30 pm Central European Time). To join the telephone conference, please dial +1 412 858 4600 (from the US), +41 91 610 41 11 (from Europe), and 091 610 41 11 (from Switzerland). Telephone playback will be available one hour after the conference call and until Wednesday, March 13, 5 pm Central European Time. Please dial +41 91 610 2500 and enter the PIN code 079# from a touch tone telephone for access.

The event will also be relayed by live webcast which interested parties may access via Serono Inc.'s home page. Please go to www.seronousa.com, click on the related ticker announcement, and follow the instructions. The webcast will be available for replay until close of business on March 28, 2002.

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2001. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Serono

Serono, Inc., located in Rockland, MA, is the US affiliate of Serono, S.A., a global biotechnology leader, headquartered in Geneva, Switzerland. The Company has six recombinant products on the market, Gonal-F® (follitropin alfa for injection), Luveris® (lutropin alfa), Ovidrel®/Ovitrelle® (choriogonadotropin alfa for injection), Rebif® (interferon beta-1a), Serostim® [somatropin (rDNA origin) for injection] and Saizen® [somatropin (rDNA origin) for injection]. (Luveris® is not approved in the USA).[2] In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are fifteen new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the SWX Swiss Exchange (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Media Relations:
Serono, Inc., Norwell, MA
Media Relations:
Tel. +1 781 681 2340
Fax: +1 781 982 1369
www.seronousa.com
Serono in Geneva, Switzerland
Tel: +41-22-739 36 00
Fax: +41-22-739 30 85
www.serono.com
Feinstein Kean Healthcare
Media Relations:
Tel. +1 617 761 6791
Fax: +1 617 577 8985
www.seronousa.com

Investor Relations:
Montridge, LLC
Tel. +1 203 894 8038
Fax: +1 203 894 8039

-end-

[2] Package inserts for the company's US products are available at www.seronousa.com or by calling 1-888-275-7376.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

March 11, 2002

By: [signature]
Name: Jacques Theurillat
Title: Chief Financial Officer